Minebea
MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL:http://www.minebea.co.jp

IR Group, Corporate Communications / Investor Relations Office
Tel:(81)3-5434-8643 Fax:(81)3-5434-8603
E-mail: minebeair@minebea.co.jp

February 9, 2005

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fina
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- 59th Business term – Semiannual business report
- Press release dated January 12, 2005.
- Press release dated January 14, 2005.
- Press release dated January 14, 2005.
- Press release dated February 3, 2005.
- Outline of financial results for the third quarter of FY2005, ended December 31, 2004

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations





January 12, 2005

Press Release

Minebea Co., Ltd.

Minebea Develops 6-Axis Force Sensor with Optical Sensing Technology

Minebea Co., Ltd. ("Minebea") has developed a six-axis force sensor with its proprietary optical sensing technology—that allows high cost performance to be achieved.

This new product—a sensor utilizing a patent for non-linear calibration algorithm patent jointly owned by Professor Shigeo Hirose and Assistant Professor Kan Yoneda of Tokyo Institute of Technology— offers a compact, light weight design incorporating Minebea's proprietary optical technology into the sensing.
In addition, the new product is an innovative, epoch-making six-axis force sensor by utilizing Minebea's circuit technology cultivated through the development and manufacturing of measuring components for many years, is structured to incorporate a high-speed arithmetic circuit into the sensor, without relying on an external amplification circuit.

Six-axis force sensors are a sensor that can detect force and couple in the direction of three axes, and are used in various applications such as industrial robots.
Robots for industrial machinery, nursing and medical equipment etc., will be increasingly essential to human society. As demand will be increasing, they will be required to be smaller, lighter and lower in price. Minebea has developed a six-axis force sensor using its proprietary optical sensing technology, as a product aimed at meeting these market needs in the future.

Minebea is ready to supply samples of the product, and in fact, has begun product introduction and sample delivery activity—targeted at robot-related companies, university research laboratories, and nursing-care and welfare service providers. The Company also plans to begin sales activity in February 2005.

The new product features:

1. Compact design and competitive priced—a result of utilizing Minebea's proprietary optical sensing technology,
2. Interference correction and digital filter with a high-speed DSP used in the sensor (Note 1),
3. Capable transmitting six-axis data at 100 μs by connecting to a dedicated PCI board (Note 2), and
4. its ability to install up to four sensors, without using an external electric power supply.

(Specifications)

Capacity	220 N、100 N、50 N
Safe overload	150 %R.O. (Note 3)
Ultimate overload	200 %R.O.
Accuracy	5 % (Incl. non linearity, hysteresis, repeatability and mutual interference)
Safe temperature range	-10 ℃ to 60 ℃
Temperature effect on zero balance	±0.2 %R.O./℃
Temperature effect on output	±0.2 % R.O./℃
Dimension *	ϕ 50×H31.5 mm
Cable	Standard: 5 m

* In addition to ϕ 50 in dimension, Minebea is now developing a more compact item.

Notes

1. **DSP** is an abbreviation for a "digital signal processor," which refers to a microprocessor designed specifically for processing digital signals at a high speed.

   Interference correction refers to the function of correcting the ratio of zero-point changes in the other axes to the rated value when applying a load to one axis.
2. **PCI** is a standard for bus transmitting data from one part of a computer to another.
3. **R.O.** is short for "rated output," which refers to a measurement value (as may be called a "span") in which no-load output has been subtracted from rated load output.

# # #

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications/Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp
URL: http://www.minebea.co.jp/



Press Release

January 14, 2005
Minebea Co., Ltd.

Minebea's Donation to the 2005 Special Olympics World Winter Games, Nagano

Minebea Co., Ltd. ("Minebea") will donate 5 million yen to the 2005 Special Olympics World Winter Games which will be held at Japan's Nagano Prefecture during February 26, 2005 – March 5, 2005. The event is aimed to promote independence and participation in society for the people with intellectual disabilities, and enhancement of international exchange.

This donation is made as Minebea's headquarters is based in Nagano Prefecture and its basic principles "Ensure Minebea is welcome in local communities" and "Contribute to a global society".

* * *

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications / Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp
URL: http://www.minebea.co.jp/



Press Release

January 14, 2005
Minebea Co., Ltd.

Minebea's Aide to the Disaster Caused by the Major Earthquake off the Coast of Sumatra and the Tsunamis

Minebea Co., Ltd. ("Minebea") will make the following aide to the victims of the December 26, 2004 major earthquake off the north coast of Sumatra, Indonesia and the subsequent tsunamis which caused many deaths and vast destruction throughout the Indian Ocean region.

1. A cash contribution of 5 million yen to the Japanese Red Cross Society (JRCS) towards the victims the Indian Ocean region.

2. A cash contribution of 5 million baht (approximately 12.5 million yen) to Thailand, which is Minebea Group's largest production base.

* * *

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications / Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp
URL: http://www.minebea.co.jp/



(Translation)
Press Release

February 3, 2005

Minebea Co., Ltd.

Representative: Tsugio Yamamoto,
Representative Director
(Code No. 6479, TSE First Section)

Contact Person: Shunji Mase,
Executive Officer and General Manager of
Personnel & General Affairs Dept.
Naoyuki Kimura, Manager of Personnel &
General Affairs Department
Tel: 81-3-5434-8612/Fax: 81-3-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective February 3, 2005 as follows:

1. Managerial Assignments

<New Assignments>	**<Former Assignments>**	**<Post to be Retained>**
Sakae Yashiro, Mr. Corporate Advisor		

* Mr. Yashiro retired as Corporate Advisor to The Sumitomo Trust & Banking Co., Ltd. and joined Minebea Co., Ltd. He will become Managing Executive Officer of Minebea Co., Ltd. in June this year.

* * * * *

59th Business Term Semiannual Business Report



Minebea Co., Ltd.

April 1, 2004 ▶ September 30, 2004

Local Code No.6479

The Business results for the 59th Business Term will be reported at our Ordinary General Meeting of Shareholders scheduled to be held in June 2005. The Business results for the current interim term (April 1, 2004 - September 30, 2004) are as follows.

□ Overview of the half year

During the current consolidated interim term, the Japanese economy continued to recover steadily. Increased consumer spending, led by steady personal income, and moderate growth in exports boosted production and corporate earnings, stimulating expanded business investment. The U.S. economy lost some momentum owing to the rise in oil prices and other economic factors, but business expanded with increased production and companies' business climate index at a high level. The European economy recovered moderately with pickup in foreign demand on the back of worldwide economic recovery. In Asia, despite concerns over its overheated business activity, the Chinese economy continued to maintain high growth. Also, in some other countries in Southeast Asia such as Thailand and Singapore, the economies maintained a growing trend buoyed by recovery of the world economy and China's high growth.

In this business climate, we strove to aggressively expand our marketing efforts in the business segments, including Minebea-Matsushita Motor Corporation, a joint venture company established in the current fiscal year with Matsushita Electric Industrial Co., Ltd.; further enhance productivity; improve product quality; and develop high value-added products.

□ Consolidated Business Results

During the current interim period, net sales increased 13,009 million yen (9.7%) year on year to 146,751 million yen. However, owing to delays in the improvement of our electronic devices business, operating income and ordinary income decreased 3,999 million yen (-42.2%) and 3,673 million yen (-48.6%) year on year, respectively, to 5,468 million yen and 3,885 million yen. Interim income substantially fell 1,631 million yen (-59.8%) year on year to 1,095 million yen.

□ Non-consolidated Business Results

During the current interim period, although net sales increased 880 million yen (1.0%) year on year to 93,363 million yen, operating income and ordinary income substantially decreased 919 million yen (-50.1%) and 3,037 million yen (-52.5%) year on year, respectively, to 917 million yen and 2,745 million yen. The substantial year-on-year decrease in ordinary income is owing primarily to a 2,536 million yen decline in dividend income received from our overseas subsidiaries. Interim income decreased 679 million yen (-45.9%) year on year to 801 million yen.

□ Outlook for the current fiscal year

We expect that the world economy will continue to stay on a well-balanced recovery path, led by moderate economic growth in the U.S. and China, although there are several potential causes of instability such as high prices in oil markets.

In mainstay ball bearings, we continue to aggressively make sales expansion efforts as there is strong demand from makers of household electrical appliances, information & telecommunications equipment and automobiles. In addition to achieving economies of mass production as a result of this


■ Net Sales
(Unit: millions of yen)
□ Non-Consolidated □ Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2003
FY2004
FY2005 Interim
■ Operating Income
(Unit: millions of yen)
□ Non-Consolidated □ Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2003
FY2004
FY2005 Interim
■ Ordinary Income
(Unit: millions of yen)
■ Non-Consolidated □ Consolidated
20,000
15,000
10,000
5,000
0
FY2003
FY2004
FY2005 Interim

sales expansion, we also strive to bring costs down further and enhance product quality, thereby improving business performance.
In rod-end bearings, sales continue to exceed plan, particularly in the U.S., and we expect that this trend will continue in the future.
In our information motors business, we expect that it will take time for us to reorganize the business as a joint venture business and benefit from the effects of Matsushita Electric Industrial Co., Ltd.'s cutting-edge product development technologies fused to Minebea's advanced ultra-precision machining and mass-production technologies. In the second half of the year, we will decrease costs by reviewing operating expenses in this business, aggressively consolidating the production facilities and improving manufacturing efficiency.
In our spindle motors business, entering into the 2.5-inch HDD spindle motor market at an early stage and launching new products of successfully-developed, overwhelmingly competitive ROF-type and HMF-type are at the top of the agenda. We expect that our efforts toward these agenda will become fruit extensively in the next fiscal year.
In the area of PC keyboards, we are proceeding with starting up mass production in Shanghai and expect that we will be able to achieve competitive edges to overcome intensified price competition in the second half of the year.
In other electronic equipment such as backlights and measuring components, we expect that sales will be strong.

Under this business climate, we intend to enhance and further expand our manufacturing and sales activities, in order to improve business results. I look forward to your continuous support and guidance.



山本次男

Tsugio Yamamoto
Representative Director
December 2004


■ Net Income
(Unit: millions of yen) Non-Consolidated Consolidated
8,000
6,000
4,000
2,000
0
-2,000
-4,000
FY2003
FY2004
FY2005 Interim
■ Total Assets
(Unit: millions of yen) Non-Consolidated Consolidated
400,000
300,000
200,000
100,000
0
FY2003
FY2004
FY2005 Interim
■ Shareholders' Equity
(Unit: millions of yen) Non-Consolidated Consolidated
200,000
150,000
100,000
50,000
0
FY2003
FY2004
FY2005 Interim

Performance by Business Segment (on a consolidated basis)

Machined Components Business

☐ Continued efforts to raise monthly production and sales of miniature and small-sized ball bearings to 180 million pieces and promoted ball bearing shipments and cost reduction. Increased shipments of pivot assemblies for use in 1.8-inch or less HDDs.

☐ Strong sales of mainstay products pushed up operating income. Operating margin(*) improved to 18.3%

Net sales in this business segment increased 1,685 million yen (3.0%) over the same period last year to 57,350 million yen. Sales of our mainstay products remained strong, owing to steady economic growth both at home and abroad, recovery in capital investment, and brisk demand for information & telecommunications equipment.

In the area of miniature and small-sized ball bearings, we continued efforts toward monthly production and sales of 180 million pieces based mainly on our pursuit of expanded scale of operation and increased cost competitiveness. As a result, shipments increased primarily for the household electrical appliance industry, the information & telecommunications equipment industry, and the automobile industry, contributing to larger sales compared with the same period last year.

Demand for rod-end and spherical bearings from the aerospace industry – major customer base for this product segment – began to recover particularly in the U.S. As to pivot assemblies, though adversely affected by demand adjustments by HDD makers in the early part of the period under review, shipments steadily increased in and after July. The increased shipments brought increased net sales, despite the declined unit selling prices compared with the same period last year. Demand is growing for pivot assemblies for use in 1.8-inch or smaller HDDs, our market share of which exceeded 90%.

Operating income from machined component business rose 1,300 million (14.2%) year on year to 10,478 million, and accounted for 18.3%(*) of net sales, up 1.8 percentage points year on year. Despite negative effects by the declined unit selling prices, increased shipments and reduced manufacturing costs of ball bearings, coupled with the pickup in shipments of rod-end and spherical bearings, pushed up earnings in this business segment.

■ Changes in Net Sales and Operating Income (Industry)



Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
Electronic Devices and Components Business
Machined Components Business
300,000
250,000
200,000 40,000
150,000 30,000
100,000 20,000
50,000 10,000
0 0
-10,000
154,084
118,117
832
18,519
156,881
111,692
19,505
-1,400
89,400
57,350
10,478
-5,010
Net Sales Operating Income
FY2003
FY2004
FY2005 Interim

Electronic Devices and Components Business

☐ Net sales rose, owing to the launch of joint venture Minebea-Matsushita Motor Corporation ("MMMC"), expansion of new businesses such as lighting devices, and increased order intake of PC keyboards.

☐ Profitability significantly deteriorated because of poor business results of the HDD spindle motor business, joint venture MMMC, and the keyboards business.

Net sales in this business segment rose 11,324 million yen (14.5%) over the same period last year to 89,400 million yen. Amid a brisk demand for PCs and other information & telecommunications equipment and for household electrical appliances, we strove for new products launch and sales expansion and increased net sales of our mainstay products. The launch of MMMC expanded a product range of fan motors and stepping motors and brought a new addition of vibration motors and DC brush motors to our product line.

In the lighting devices business that centers on backlight assemblies for mobile phones, though adversely affected by demand adjustments in the cellular phone market in the early part of the period under review, we enjoyed steady growth owing to timely product development. With a brisk demand for car sensors, the measuring instruments business showed a substantial increase in net sales.

In the keyboard business, we have been endeavoring to win new customers since a new manufacturing facility began its operations in China in August 2003. We redoubled our efforts and enjoyed increased order intake of keyboards for notebook type PCs. On the other hand, the HDD spindle motor business suffered a considerable decrease in revenue. This is attributable mainly to demand adjustments by HDD makers in the early part of the period under review, declined unit selling prices compared with the same period last year, and decreased market share resulting from product mix.

Operating loss from the electronic devices and components business was 5,010 million yen, down 5,299 million yen from the same period last year, and accounted for negative 5.6% of net sales(*), down 6.0 percentage points from the same period last year. The contributing factor is the deteriorated profitability of the HDD spindle motor business, joint venture MMMC, and the keyboard business.

The HDD spindle motor business suffered a large loss, owing to a drop in production and shipments. As for the joint venture MMMC, business results fell far short of projection. This is attributable to a sharp drop in unit selling prices of and demand for transferred products, and an increase in business integration expenses. The keyboard business suffered a delay in profitability improvement because of s steep rise in the price of raw material, resin, an increase in expenses incurred for production shift from Thailand to China, and a burden inflicted on us by a soaring demand received at the time of production shift to China.

(*) Operating margin is calculated on the basis of net sales to outside customers.

Performance by Geographical Segment (on a consolidated basis)

■ Japan

Owing to the new addition of the former Matsushita's motor businesses resulting from the launch of Minebea-Matsushita Motor Corporation, net sales rose 5,425 million yen (16.5%) year on year to 38,251 million yen. However, due to increased operating expenses in our information motors business segment and other business factors, operating income substantially fell 1,679 million yen (-91.7%) year on year to 152 million yen.



(Unit: millions of yen)
• Net Sales in Japan
150,000
120,000
90,000
60,000
30,000
0
72,754
68,760
38,251
FY2003
FY2004
FY2005 Interim
26.0%
Percentage of net sales
2.8%
Percentage of operating income

■ Asia excluding Japan

This region is an important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry, although adversely affected by inventory adjustments in HDD-related industries. On the other hand, however, profits were in a harsh operating environment, mainly due to our subdued HDD spindle motors business, expenses incurred by the production integration of the newly established Minebea-Matsushita Motor Corporation and increased PC keyboard production transfer costs. As a consequence, net sales increased 7,043 million yen (11.4%) year on year to 68,915 million yen, while operating income substantially decreased 3,743 million yen (-56.9%) year on year to 2,836 million yen.



(Unit: millions of yen)
• Net Sales in Asia (Excluding Japan)
150,000
120,000
90,000
60,000
30,000
0
107,789
121,071
68,915
FY2003
FY2004
FY2005 Interim
47.0%
Percentage of net sales
51.9%
Percentage of operating income

■ North America

Despite progress in production shift by our information & telecommunications equipment customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, private and military demand for ball bearings made in the U.S. and rod-end bearings mainly for sales to the private aviation industry were also brisk. This resulted in net sales at 25,924 million yen, up 1,923 million yen (8.0%) year on year. Operating income substantially increased 1,832 million yen (405.3%) year on year to 2,284 million yen.



(Unit: millions of yen)
• Net Sales in North America
150,000
120,000
90,000
60,000
30,000
0
58,997
48,726
25,924
FY2003
FY2004
FY2005 Interim
17.7%
Percentage of net sales
41.7%
Percentage of operating income

■ Europe

Sales of ball bearings, rod-end bearings and other products were firm as a moderate economic recovery was seen in this region. On the other hand, sales of electronic devices and components such as PC keyboards were sluggish. As a consequence, net sales were 13,659 million yen and operating income 195 million yen, down 1,382 million yen (-9.2%) and 408 million yen (-67.7%) year on year, respectively.



(Unit: millions of yen)
• Net Sales in Europe
150,000
120,000
90,000
60,000
30,000
0
32,660
30,015
13,659
FY2003
FY2004
FY2005 Interim
9.3%
Percentage of net sales
3.6%
Percentage of operating income

For further details, visit our web site at *http://www.minebea.co.jp/english/* and refer to the reference material listed in News/Press Release.

A380 relies on bearings from Minebea

As a product of its globalization strategy, Minebea has positioned itself as a major supplier to the Airbus A380 aircraft. Throughout the Airbus supply chain, Minebea has achieved more than 100 qualifications on a number of subsystems being designed specifically for the A380. This results in the potential to provide more than 850 bearings per aircraft. As the qualification is ongoing, the number of bearings supplied per aircraft is expected to increase.

Minebea provides rod end and spherical bearings, miniature & instrument bearings, and large ball and cylindrical roller bearings for critical aircraft systems such as actuators that control the flaps and slats, the engines, landing gear, power drive units, gearboxes, cooling fans, cargo systems and door actuators.

Minebea companies providing aerospace bearings to the A380 include New Hampshire Ball Bearings, Inc., in Peterborough, New Hampshire in the United States; NMB Minebea UK Ltd., in Lincoln, Lincolnshire in UK; and Karuizawa Manufacturing Unit in Miyota-machi, Nagano in Japan.

Minebea A380 Applications


Air Bleed Valves
Main Gearbox for GP7200
THSA
Torque limiter Flap/Slat
Spoiler Hinge Spoiler Actuator
Gearbox Mount for GP7200
Rear Pylon Support
ST Droop Nose
Wing Tip Brake Actuator
Bleed Valve Connecting Link
Slat Track
Spoiler Motor
Flap PCU Gearbox
Spoil
Cabin cooling Fans
Body Landing Gear
Flap actuators
Flap Drive Gearboxes
Slat PCU Gearbox
Avionics Cooling Fans
T900
Door actuators
Wing Gear door
VSV control, T900 engine
NLG Dragstay
Passenger Door
Nose Gear
PDU Cargo Rollers
Wing Landing Gear Rear Pintle
Wing Landing Gear Forward Pintle

Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2005 Interim (as of September 30, 2004)	Fiscal year 2004 Interim (as of September 30, 2003)	Fiscal year 2004 (as of March 31, 2004)
Current Assets	**152,183**	**132,800**	**138,953**
Cash and cash equivalents	21,087	11,850	24,780
Notes and accounts receivable	63,630	58,577	58,241
Inventories	49,261	45,351	41,534
Deferred tax assets	7,297	8,328	6,554
Others	11,208	9,128	8,251
Allowance for doubtful receivables	(302)	(435)	(408)
Fixed Assets	**182,523**	**184,554**	**175,916**
Tangible fixed assets	158,381	156,409	148,457
Intangible fixed assets	12,073	12,867	12,403
Investments and other assets	12,068	15,277	15,055
Deferred Charges	**99**	**9**	**45**
Total Assets	**334,806**	**317,365**	**314,915**
Liabilities			
Current Liabilities	**178,519**	**135,873**	**167,626**
Notes and accounts payable	28,755	24,572	22,777
Short-term loans payable	79,031	68,276	72,195
Commercial paper	—	3,000	4,000
Current portion of long-term loans payable	4,266	3,549	6,367
Current portion of bonds	10,000	10,000	10,000
Current portion of convertible bonds	27,080	—	27,080
Accrued income taxes	2,829	2,407	2,638
Accrued bonuses	4,834	4,522	3,208
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	—	2,390	—
Reserve for environmental preservation expense	958	1,129	989
Others	20,762	16,024	18,368
Long-term Liabilities	**52,964**	**84,450**	**52,743**
Bonds	28,000	28,000	28,000
Convertible bonds	—	27,080	—
Bond with warrant	4,000	4,000	4,000
Long-term loans payable	20,227	23,672	19,842
Allowance for retirement benefits	407	683	594
Allowance for retirement benefits to executive officers	35	7	22
Others	294	1,007	284
Total Liabilities	**231,483**	**220,324**	**220,370**
Minority Interest in Consolidated Subsidiaries	**4,318**	**962**	**678**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid in capital	**94,756**	**94,756**	**94,756**
Retained earnings	**3,851**	**2,256**	**2,755**
Difference on revaluation of other marketable securities	**1,307**	**1,098**	**1,647**
Foreign currency translation adjustments	**(69,119)**	**(70,249)**	**(73,505)**
Treasury stock	**(49)**	**(43)**	**(46)**
Total Shareholders' Equity	**99,005**	**96,078**	**93,866**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**334,806**	**317,365**	**314,915**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004)	Fiscal year 2004 Interim (Apr. 2003 thru Sept. 2003)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Net sales	**146,751**	**133,741**	**268,574**
Cost of sales	**115,997**	**100,385**	**203,260**
Gross profit	**30,753**	**33,356**	**65,313**
Selling, general and administrative expenses	**25,285**	**23,889**	**47,208**
Operating income	**5,468**	**9,467**	**18,104**
Other income	**855**	**584**	**1,289**
Interest income	62	63	111
Dividends income	35	25	26
Equity income of affiliates	8	4	3
Others	748	491	1,147
Other expenses	**2,438**	**2,493**	**5,594**
Interest expenses	1,545	1,713	3,213
Foreign currency exchange loss	330	147	771
Others	562	632	1,609
Ordinary income	**3,885**	**7,558**	**13,800**
Extraordinary income	**308**	**119**	**1,732**
Revised loss on liquidation of affiliates in the previous the fiscal year	—	72	325
Gain on sales of fixed assets	268	47	83
Gain on sales of investments in securities	—	—	881
Reversal of allowance for doubtful receivables	39	—	—
Reversal of reserve for liquidation of the business of switching power supplies, inductors and transformers, etc.	—	—	441
Extraordinary loss	**802**	**1,378**	**2,573**
Loss on sales of fixed assets	30	74	105
Loss on disposal of fixed assets	259	251	642
Loss on revaluation of investments securities	29	—	—
Loss on liquidation of affiliates	165	—	—
Loss for after-care of products	—	—	476
Retirement benefits expense	304	313	610
Special severance payment	—	307	307
Retirement benefits to directors and corporate auditors	12	431	431
Income before income taxes and minority interests	**3,391**	**6,299**	**12,958**
Total income taxes	3,769	3,624	7,210
Minority interests in earnings of consolidated subsidiaries	(1,473)	(51)	(271)
Net income	**1,095**	**2,726**	**6,019**

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Surplus (Unit: millions of yen)

	Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004)	Fiscal year 2004 Interim (Apr. 2003 thru Sept. 2003)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Capital Retained Earnings			
Additional paid-in capital at beginning of interim period (full year)	94,756	94,756	94,756
Additional paid-in capital at end of interim period (full year)	94,756	94,756	94,756
Retained Earnings			
Retained earnings at beginning of interim period (full year)	2,755	(454)	(454)
Increase of retained earnings	1,095	2,726	6,019
Net income	1,095	2,726	6,019
Decrease of retained earnings	0	16	2,809
Decrease of retained earnings for decrease of consolidated subsidiaries	—	16	16
Cash dividends	—	—	2,793
Loss on disposal of treasury stock	0	—	0
Retained earnings at end of interim period (full year)	3,851	2,256	2,755

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

	Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004)	Fiscal year 2004 Interim (Apr. 2003 thru Sept. 2003)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Cash Flows from Operating Activities	13,059	5,787	21,714
Cash Flows from Investing Activities	(10,074)	(7,576)	(14,932)
Cash Flows from Financing Activities	(8,735)	(224)	4,391
Effect of Exchange Rate Changes on Cash and Cash Equivalents	461	(312)	(570)
Net Increase (Decrease) in Cash and Cash Equivalents	(5,288)	(2,326)	10,603
Cash and Cash Equivalents at Beginning of Period	24,780	14,177	14,177
Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	1,596	—	—
Cash and Cash Equivalents at End of Interim Period (Full Year)	21,087	11,850	24,780

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2005 Interim (as of September 30, 2004)	Fiscal year 2004 Interim (as of September 30, 2003)	Fiscal year 2004 (as of March 31, 2004)
Current Assets	**128,251**	**133,342**	**126,841**
Cash and cash equivalents	10,195	4,857	7,886
Notes receivable	5,054	5,315	5,104
Accounts receivable	46,157	47,405	45,905
Inventories	10,365	10,678	9,958
Short-term loans receivable from affiliates	44,589	54,554	49,205
Deferred tax assets	3,938	4,106	3,056
Others	7,982	6,465	5,758
Allowance for doubtful receivables	(31)	(40)	(33)
Fixed Assets	**237,000**	**234,457**	**239,731**
Tangible fixed assets	**30,189**	**31,872**	**30,743**
Intangible fixed assets	**823**	**860**	**841**
Investments and other assets	**205,986**	**201,725**	**208,146**
Investment in securities	6,312	5,579	6,831
Investment securities in affiliates	161,313	156,341	160,437
Investments in partnerships with affiliates	32,426	27,733	33,154
Long-term loans receivable from affiliates	5,185	9,368	8,506
Deferred tax assets	5,747	5,905	7,164
Others	1,071	1,173	1,233
Allowance for doubtful receivables	(6,069)	(4,377)	(9,180)
Deferred Charges	**32**	**9**	**45**
Total Assets	**365,285**	**367,810**	**366,618**
Liabilities			
Current Liabilities	**133,932**	**104,636**	**132,895**
Notes payable	4,378	3,419	3,437
Accounts payable	31,566	30,175	26,095
Short-term loans payable	49,142	50,560	51,251
Commercial paper	—	3,000	4,000
Current portion of long-term loans payable	4,000	500	4,000
Current portion of bonds	10,000	10,000	10,000
Current portion of convertible bonds	27,080	—	27,080
Accrued income taxes	234	46	69
Accrued bonuses	2,007	2,072	1,853
Others	5,524	4,861	5,106
Long-term Liabilities	**51,297**	**82,116**	**51,334**
Bonds	28,000	28,000	28,000
Convertible bonds	—	27,080	—
Bond with warrant	4,000	4,000	4,000
Long-term loans payable	19,000	23,000	19,000
Allowance for retirement benefits	262	29	311
Allowance for retirement benefits to executive officers	35	7	22
Total Liabilities	**185,230**	**186,753**	**184,229**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Capital reserve	94,756	94,756	94,756
Retained earnings	**15,780**	**16,986**	**17,772**
Earned surplus	2,085	2,085	2,085
Voluntary reserve	11,500	11,500	11,500
Unappropriated retained earnings	2,195	3,401	4,187
Difference on revaluation of other marketable securities	**1,308**	**1,098**	**1,647**
Treasury stock	**(49)**	**(43)**	**(46)**
Total Shareholders' Equity	**180,055**	**181,057**	**182,389**
Total Liabilities and Shareholders' Equity	**365,285**	**367,810**	**366,618**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004)	Fiscal year 2004 Interim (Apr. 2003 thru Sept. 2003)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Ordinary Income and Expenses			
Operating income and expenses			
Operating income	**93,363**	**92,482**	**185,105**
Net sales	93,363	92,482	185,105
Operating expenses	**92,446**	**90,646**	**180,753**
Cost of sales	82,252	79,819	159,186
Selling, general and administrative expenses	10,194	10,827	21,567
Operating income	**917**	**1,836**	**4,351**
Other income and expense			
Other income	**2,930**	**5,153**	**11,440**
Interest income	372	457	872
Dividends income	1,918	4,455	9,853
Rent income on fixed asset	144	174	322
Others	495	65	391
Other expenses	**1,102**	**1,207**	**2,448**
Interest and discount charge	311	314	622
Interest on bonds	551	583	1,144
Foreign currency exchange loss	59	163	288
Others	180	145	393
Ordinary income	**2,745**	**5,782**	**13,343**
Extraordinary Income and Loss			
Extraordinary income	**171**	**119**	**1,054**
Gain on sales of fixed assets	36	50	96
Gain on sales of investments in securities	—	—	881
Reversal of allowance for doubtful receivables	135	68	75
Extraordinary loss	**926**	**2,339**	**10,157**
Loss on sales of fixed assets	71	51	118
Loss on sales of investments securities in affiliates	—	—	2
Allowance for doubtful receivables	602	713	5,580
Loss on revaluation of investments securities in affiliates	—	376	2,904
Loss on liquidation of affiliates	1	—	—
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	—	210	209
Loss for after-care of products	—	—	110
Retirement benefits expense	238	247	493
Special severance payment	—	307	307
Retirement benefits to directors and corporate auditors	12	431	431
Income before income taxes	**1,990**	**3,563**	**4,240**
Income taxes (including enterprise tax)	436	606	1,057
Adjustment of income taxes	752	1,476	916
Total income taxes	1,188	2,082	1,973
Net income	**801**	**1,480**	**2,266**
Retained earnings brought forward from the previous period	1,393	1,920	1,920
Loss on disposal of treasury stock	0	—	0
Unappropriated retained earnings at end of interim period (Full Year)	**2,195**	**3,401**	**4,187**

Note: Amounts less than one million yen are omitted.

Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16, 1951
Capital	68,258 million yen
Number of Employees	2,360 persons
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267-32-2200
Domestic Offices and Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

Board of Directors

Representative Director, President and Chief Executive Officer

Tsugio Yamamoto

Directors, Senior Managing Executive Officer

Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Directors, Managing Executive Officer

Koichi Dosho

Directors

Atsushi Matsuoka
Chanchai Leetavorn

Corporate Auditors

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano
Tukasa Oshima

Corporate Auditors

Isao Hiraide

Executive Officers

Managing Executive Officers

Takashi Yamaguchi
Yukio Shimizu
Hiroharu Katogi
Susumu Fujisawa
Akio Okamiya
Hiroyuki Yajima

Executive Officers

Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Masayoshi Yamanaka
Shunji Mase
Masamitsu Osada
Eiichi Kobayashi
Motoyuki Niijima
Tadahiko Mori
Masao Iwasa
Hirotaka Fujita
Kunio Shimba
Junichi Mochizuki
Morihiro Iijima
Toshisada Koyama

■ Organization Chart



Board of Directors
Corporate Auditors
Senior Executive Officer Council
President
Business Reform Committee
Internal Auditing Office
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Corporate Communications / Investor Relations Office
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Strategy Planning Office
Marketing Office
Accounting Dept.
Legal Dept.
Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
Hamamatsu Manufacturing Unit
Measuring Components Division
Speaker Division
Engineering Headquarters
Engineering Support Dept.
Karuizawa R&D Center
Hamamatsu R&D Center
Motor Development Technology Center (PMDM)
Electronics Engineering Center Europe (Augsburg, Germany)
Electronics Engineering Center (U.S.A.) (NMB Technologies, U.S.A.)
Technical Center (U.S.A.) (NMB Technologies, U.S.A.)
Testing and Analysis Center
Intellectual Property Dept.
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Sales Headquarters

Share Information (as of September 30, 2004)

Total Number of Shares Authorized	1,000,000,000 shares
Number of Shares Issued	399,167,695 shares
Number of Shareholders	29,639 persons

■ Major Shareholders (Top 10)

	Number of Shares (shares)	Voting rights ratio (%)
Japan Trustee Service Bank, Ltd. (Trust Account)	30,211,000	7.59%
Keiaisha Co., Ltd.	20,000,000	5.02%
Depositary Nominees Inc.	19,347,322	4.86%
The Master Trust Bank of Japan Ltd. (Trust Account)	17,163,000	4.31%
Shinsei Bank, Ltd.	12,501,000	3.14%
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.10%
Takahashi Industrial and Economic Research foundation	12,347,330	3.10%
Sumitomo Mitsui Banking Corporation	10,000,475	2.51%
Mellon Bank, N. A. as Agent for Its Client Mellon Omnibus US Pension	8,626,088	2.17%
The Bank of Tokyo - Mitsubishi, Ltd.	6,756,212	1.70%

■ Stock Prices On The Tokyo Stock Exchange



(Yen)
1,500
1,000
500
0
2001
2002
2003
2004
10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9

■ Shareholder Distribution

Number Of Shares (thousands of shares)



Individuals
73,001
(18.2%)
Financial Institutions
151,641
(38.0%)
Foreign Corporations
128,082
(32.1%)
Other Corporate Bodies
37,456
(9.4%)
Securities Firms
8,986
(2.3%)

Number Of Shareholders



Securities Firms
70
(0.2%)
Other Corporate Bodies
422
(1.4%)
Financial Institutions
114
(0.4%)
Foreign Corporations
323
(1.1%)
Individuals
28,710
(96.9%)

What do you need to do to sell or buy your less-than-one-unit shares?

Normally, you cannot sell or buy your less-than-one-unit shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a demand for purchase or a demand for sale of the shares to turn your shares into a unit share.

For inquiries, please contact the Stock Transfer Agency Department of Sumitomo Trust & Banking Co., Ltd. In case you use stock certificate depositary system, please contact the securities company that you deal with.

(Example for purchasing shares)

Less-than-one-unit shares that you hold 700 shares + Less-than-one-unit shares that you purchase 300 shares = 1 unit share 1,000 shares

For inquiries, contact The Sumitomo Trust & Banking Co., Ltd.
Stock Transfer Agency Department ☎ 0120-176-417

We recommend that you receive your stock dividends through a bank transfer.

You can easily forget to receive your stock dividends by a mail transfer payment notice. We recommend you choose to receive your stock dividends through a safe, reliable bank transfer. For further details, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive dividends	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000 shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Delivery Address for Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Telephone Inquiries	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Web Site	**http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html**
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Law For Special Exceptions to the Commercial Code, is posted in our web site at **http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html**
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore


Minebea

Minebea Co., Ltd.
ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : 81-3-5434-8611 Fax : 81-3-5434-8601
URL : http://www.minebea.co.jp/


PRINTED WITH
SOY INK

R100


FASF
MEMBERSHIP

OUTLINE OF FINANCIAL RESULTS FOR THE THIRD QUARTER OF FY2005, ENDED DECEMBER 31,2004

February 3, 2005

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)

Representative: Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Concise accounting procedures adopted: None
   (2) Changes in accounting method: None
   (3) Accounting changes of scope of consolidation and application of equity method: Yes
       (a) Changes in consolidated subsidiaries
           Anew: None Exclusion: 3 companies
       (b) Changes of the companies subject to equity method
           Anew: None Exclusion: None

2. Business performance (April 1,2004 through December 31,2004)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2005 3rd Quarter	221,931	9.6	9,633	(31.2)	6,835	(39.3)
FY2004 3rd Quarter	202,469	(1.7)	13,998	(10.8)	11,265	(3.7)
FY2004 Annual	268,574	(1.3)	18,104	(6.4)	13,800	2.8

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2005 3rd Quarter	2,670	(38.6)	6.69	6.58
FY2004 3rd Quarter	4,348	(1.9)	10.90	10.50
FY2004 Annual	6,019	—	15.08	14.51

(Notes) 1. Income or loss on investments for the third quarter in FY2005 on the equity method totaled 4 million yen and 1 million yen in the third quarter FY2004 and 3 million yen in FY2004.
2. Weighted average number of shares outstanding during the respective years (consolidation):
   399,077,438 shares at December 31,2004
   399,092,070 shares at December 31,2003
   399,090,062 shares at March 31,2004
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
FY2005 3rd Quarter	336,564	98,057	29.1	245.72
FY2004 3rd Quarter	313,878	96,292	30.7	241.28
FY2004 Annual	314,915	93,866	29.8	235.21

(Notes) Number of shares outstanding at end of term (consolidation) :
   399,067,417 shares at December 31,2004
   399,085,572 shares at December 31,2003
   399,083,036 shares at March 31,2004

【Consolidated Cash Flows】

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2005 3rd Quarter	20,699	(19,917)	(3,265)	24,045
FY2004 3rd Quarter	12,529	(10,489)	(958)	14,824
FY2004 Annual	21,714	(14,932)	4,391	24,780

3. Prospect for this fiscal year (April 1,2004 through March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Annual	300,000	10,000	5,000	12.53

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

(Reference)

1. Operating Performance and Financial Position

(1) Operating Performance

① Overview of the third quarter (April 1,2004 through December 31,2004)

During the current third quarter, although production weakened due to such negative economic factors as inventory adjustment in IT-related industries and China's tight monetary policy at the end of the year, the Japanese economy was on a recovery trend, led by increased business investment, solid personal consumption and improved corporate earnings. In the U.S., despite concerns about higher crude oil prices, the economy continued growth, supported by high employment levels and production. The European economy also grew moderately, despite a worsening employment situation resulting from EU's eastward enlargement and the appreciation of the euro. In Asia, the Chinese economy continued to grow vigorously at a high rate, although there were concerns about the government's tight constraints on overheating investment. In such Southeast Asian countries as Thailand and Singapore, too, the economic environment was favorable, supported by the continuation of moderate economic growth in the U.S. and the high economic growth in China.

In this business climate, we strove to aggressively expand our marketing efforts in business segments, including Minebea-Matsushita Motor Corporation, the joint venture company formed with Matsushita Electric Industrial Co., Ltd. in the current fiscal year. We also endeavored to focus on greater efficiency of our production activities, improvement of product quality and development of high value-added products.

As a result, net sales increased 19,461 million yen (9.6%) compared with the same quarter of the previous fiscal year, to 221,931 million yen. However, due to a delay in earnings improvement, including cost reductions in our electronic devices and components business, operating income and ordinary income fell 4,365 million yen (-31.2%) and 4,429 million yen (-39.3%) compared with the same quarter of the previous fiscal year, respectively, to 9,633 million yen and 6,835 million yen. In addition, net income for the current third quarter also decreased 1,678 million yen (-38.6%) compared with the same quarter of the previous fiscal year, to 2,670 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Compared with the same quarter of the previous fiscal year, shipments of ball bearings to makers of household electrical appliances, automobiles, and information and telecommunications equipment rose due to our vigorous sales expansion efforts. In addition, sales of rod-end bearings also increased, particularly in the U. S. In pivot assemblies, although adversely affected by inventory adjustment in the HDD industry at the beginning of the year, sales increased firmly. As a result, compared with the same quarter a year ago, net sales rose 3,178 million yen (3.8%), to 86,277 million yen, and operating income also rose 2,217 million yen (15.6%), to 16,430 million yen, due to a cost reduction effect resulting from greater production efficiency..

Electronic devices and components business

Our core products in this business segment include HDD spindle motors; information motors such as fan motors, stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; back lights; and measuring instruments. Owing to the addition of information motors handled by Minebea-Matsushita Motor Corporation, the joint venture company formed with Matsushita Electric Industrial Co., Ltd., overall sales increased. Also, sales of PC keyboards, back lights, measuring instruments and speakers grew largely, but sales of spindle motors stagnated, due to the effect of inventory adjustment in the HDD industry and delays in the development of new products. As a result, net sales rose 16,284 million yen (13.6%) compared with the same quarter of the previous fiscal year, to 135,654 million yen. However, due to the higher burden of fixed costs resulting from low HDD spindle motor production, higher costs accompanied by the transfer of our production base for PC keyboards and production integration costs, etc. incurred to implement cost-cutting measures in the information motor area, operating income worsened 6,582 million yen from the same quarter

a year ago, to -6,796 million yen.

(b) Performance by geographical segment is as follows:

Japan

Accompanied by the establishment of Minebea-Matsushita Motor Corporation, the former Matsushita motor business was newly added to sales in this region, and net sales increased 6,386 million yen (12.7%) compared with the same quarter of the previous fiscal year, to 56,853 million yen. However, due to higher business costs in the information motor area, operating income fell 2,572 million yen (-74.6%), to 876 million yen.

Asia excluding Japan

This region is an important manufacturing base for Japanese, European and American manufacturers of personal computers and household electrical appliances. Although adversely affected by inventory adjustment in HDD-related industries, sales were firm, supported by the recovery of demand from the information and telecommunications equipment industry, as well as solid demand from makers of household electrical appliances. On the other hand, profits were in a difficult situation, primarily because of the higher burden of fixed costs resulting from low HDD spindle motor production, production consolidation expenses incurred by the newly formed joint venture company, Minebea-Matsushita Motor Corporation, as well as higher expenses accompanied by the transfer of the production base for PC keyboards. As a result, while net sales increased 11,519 million yen (12.4%) compared with the same quarter of the previous fiscal year, to 104,527 million yen, operating income fell to 4,574 million yen, down 4,433 million yen (-49.2%).

North America

Although adversely affected by the progress in production shift to Asian countries by producers of information and telecommunications equipment, sales of PC keyboards and other electronic devices and components were firm. Also, both orders and sales for U.S.-manufactured ball bearings and rod-end bearings particularly for aerospace were favorable. As a consequence, net sales increased 2,738 million yen (7.5%) compared with the same quarter of the previous fiscal year, to 39,442 million yen. In addition, operating income also increased 2,505 million yen (254.8%) compared with the same quarter of the previous fiscal year, to 3,488 million yen.

Europe

Amid low growth, sales of ball bearings, rod-end bearings and other core products were firm, while sales of electronic devices and components, including PC keyboards, were low. As a consequence, compared with the same quarter of the previous fiscal year, net sales decreased 1,182 million yen (-5.3%), to 21,107 million yen, while operating income increased 134 million yen (24.0%), to 693 million yen.

② Outlook for the current fiscal year

Although faced with many uncertainties—such as U.S. deficits in the federal budged and foreign trade, the appreciation of the euro in Europe, China's tight constraints on overheating economy, crude oil prices and the rise in the yen, we expect that the global economy will continue to maintain a well-balanced recovery, with the U.S. economy performing well, led by solid consumer spending and China maintaining its high growth rate.

(a) Outlook by business segment for the current fiscal year is as follows:

Machined components business

Ball bearings: Although expected to be partly adjusted for seasonable reasons, demand remains firm. We will continue to proceed with making our vigorous sales expansion efforts for this product category. Also, by endeavoring to further reduce costs in addition to the economies of mass production resulting from sales expansion, as well as to improve product quality, we will further enhance business results.

Rod-end bearings: Strong sales are continuing at a pace above plan, particularly in the U. S. We expect that this product will continue to maintain this trend in the future.

Electronic devices and components business

Information motors: Reorganized as a joint venture, this business is expected to take time until the state-of-the-art product development technology of Matsushita Electric Industrial Co., Ltd. works effectively

with Minebea's ultra-precision machining technology and mass production technology. In the fourth quarter, we will continue to lower costs by reviewing business expenses, aggressively proceeding with production facility consolidations and improving manufacturing efficiency.

Spindle motors: An important task for this product is to achieve early market entry for 2.5-inch HDDs and to launch new products of ROF-type and HMF-type. We are dedicating all our strength to this area, and expect our efforts to be visible in the next fiscal year.

PC keyboards: The launch of mass production is underway in Shanghai, and we will be ready to surmount intensified price competition by the end of the current fiscal year.

Other: We expect that sales of back lights and measuring instruments will be strong.

(b) Outlook by geographical segment for the current fiscal year is as follows:

Japan

Strong demand for ball bearings and the new addition of the joint venture business, Minebea-Matsushita Motor Corporation, will increase net sales year on year, although many of our customers will promote production shift to China and other Asian countries. However, owing to implementing such measures as a review of expenses for the joint venture business of information motors, we expect that full-fledged recovery of operating income will begin in the next fiscal year and beyond.

Asia excluding Japan

This region offers the largest market for our products and our key manufacturing bases. Despite strong sales expected, improvement in operating income will occur in line with progress in various measures for the above information motor, spindle motor and keyboard businesses in the electronic devices and components segment.

North America

Orders from the aerospace industry remain strong for ball bearings, rod-end bearings and other products made in the U. S. We expect that combined with PC keyboards, ball bearings, motors and other products from Asia, net sales will be strong.

Europe

The European economy has not fully recovered. We expect that net sales and operating income will continue to move almost in the same as the current third quarter.

(2) Financial Position in the Third Quarter of the Current Fiscal Year (April 1,2004 through December 31,2004)

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents at the end of the current third quarter totaled 24,045 million yen, up 9,221 million yen (62.2%) compared with the end of the same quarter of the previous fiscal year.

Cash flows from various business activities during the current third quarter and relevant factors are follows:

Operating activities: While there were 5,836 million yen of income before income taxes and 17,021 million yen of depreciation and amortization, there were outlays primarily for the increase in inventories, and notes and accounts receivable. As a consequence, net cash inflow from operating activities increased 8,169 million yen (65.2%) compared with the same quarter of the previous fiscal year, to 20,699 million yen.

Investing activities: Due to the increase of expenditures for purchase of property, plant and equipment to 18,340 million yen, net cash outflow from investing activities rose to 19,917 million yen, up 9,428 million yen (89.9%) from the same quarter of the previous fiscal year.

Financial activities: Due mainly to the repayment of long- and short-term loans payable accompanied by the issuance of 10,000 million yen of straight bond and the payment of dividends, net cash outflow from financial activities increased to 3,265 million yen, up 2,306 million yen compared with the same quarter of the previous fiscal year.

Consolidated subsidiary Minebea-Matsushita Motor Corporation, accompanied by the consolidation of information motor businesses with Matsushita Electric Industrial Co., Ltd., succeeded to 16,542 million yen of assets and 11,472 million yen of liabilities in the current third quarter, resulting in a 1,596 million yen increase in cash and cash equivalents.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of December 31,2004		As of December 31,2003		Increase or (decrease) (2004−2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	154,052	45.8	137,045	43.7	17,007	12.4	138,953	44.1
Cash and cash equivalents	24,045		14,824		9,221		24,780	
Notes and accounts receivable	63,548		59,322		4,226		58,241	
Inventories	47,809		45,631		2,177		41,534	
Deferred tax assets	7,208		8,050		(842)		6,554	
Others	11,711		9,664		2,046		8,251	
Allowance for doubtful receivables	(270)		(447)		177		(408)	
Fixed assets	182,357	54.2	176,780	56.3	5,577	3.2	175,916	55.9
Tangible fixed assets	156,217		150,474		5,743		148,457	
Building and structure	95,395		92,536		2,858		92,881	
Machinery and transportation equipment	194,514		183,597		10,917		181,630	
Tools, furniture and fixtures	51,245		45,308		5,937		44,945	
Land	16,233		16,252		(19)		16,135	
Construction in progress	2,282		954		1,328		763	
Accumulated depreciation	(203,453)		(188,175)		(15,278)		(187,897)	
Intangible fixed assets	14,385		12,357		2,028		12,403	
Consolidation adjustments	10,512		11,426		(913)		11,423	
Others	3,873		931		2,942		980	
Investment and other assets	11,754		13,948		(2,193)		15,055	
Investment in securities	7,336		6,583		752		7,086	
Long-term loans receivable	34		50		(15)		46	
Deferred tax assets	2,672		5,462		(2,790)		6,167	
Others	1,789		1,960		(170)		1,897	
Allowance for doubtful receivables	(77)		(108)		30		(142)	
Deferred charges	153	0.0	53	0.0	99	187.0	45	0.0
Total assets	336,564	100.0	313,878	100.0	22,685	7.2	314,915	100.0

		December 2004	December 2003	March 2004
(Note)	Treasury stock	100,278 shares	82,123 shares	84,659 shares

	As of December 31,2004		As of December 31,2003		Increase or (decrease) (2004−2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	176,249	52.4	122,683	39.1	53,565	43.7	167,626	53.2
Notes and accounts payable	30,140		27,791		2,348		22,777	
Short-term loans payable	73,742		64,802		8,939		72,195	
Commercial paper	−		6,000		(6,000)		4,000	
Current portion of long-term loans payable	4,248		2,399		1,849		6,367	
Current portion of bonds	10,000		−		10,000		10,000	
Current portion of convertible bonds	27,080		−		27,080		27,080	
Current portion of bonds with warrant	4,000		−		4,000		−	
Accrued income taxes	2,528		2,257		270		2,638	
Accrued bonuses	1,719		1,504		215		3,208	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc	−		1,942		(1,942)		−	
Reserve for environmental preservation expense	899		1,077		(177)		989	
Others	21,889		14,907		6,981		18,368	
Long-term liabilities	59,092	17.6	94,098	30.0	(35,006)	(37.2)	52,743	16.8
Bonds	38,000		38,000		−		28,000	
Convertible bonds	−		27,080		(27,080)		−	
Bond with warrant	−		4,000		(4,000)		4,000	
Long-term loans payable	20,146		23,980		(3,834)		19,842	
Allowance for retirement benefits	556		698		(142)		594	
Allowance for retirement benefits to executive officers	42		14		27		22	
Others	347		324		23		284	
Total liabilities	235,341	70.0	216,781	69.1	18,559	8.6	220,370	70.0
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	3,165	0.9	804	0.2	2,360	293.4	678	0.2
SHAREHOLDERS' EQUITY								
Common stock	68,258	20.3	68,258	21.8	−	−	68,258	21.7
Additional paid-in capital	94,756	28.1	94,756	30.2	−	−	94,756	30.1
Retained earnings	5,425	1.6	3,878	1.2	1,547	39.9	2,755	0.8
Difference on revaluation of other marketable securities	1,763	0.5	1,582	0.5	180	11.4	1,647	0.5
Foreign currency translation adjustments	(72,093)	(21.4)	(72,137)	(23.0)	44	(0.1)	(73,505)	(23.3)
Treasury stock	(53)	(0.0)	(45)	(0.0)	(7)	17.5	(46)	(0.0)
Total shareholders' equity	98,057	29.1	96,292	30.7	1,764	1.8	93,866	29.8
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	336,564	100.0	313,878	100.0	22,685	7.2	314,915	100.0

(2) Consolidated Statements of Income

	3rd Quarter ended December 31,2004		3rd Quarter ended December 31,2003		Increase or (decrease) (2004−2003)		Year ended March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	221,931	100.0	202,469	100.0	19,461	9.6	268,574	100.0
Cost of sales	174,691	78.7	152,749	75.4	21,942	14.4	203,260	75.7
Gross profit	47,239	21.3	49,720	24.6	(2,480)	(5.0)	65,313	24.3
Selling, general and administrative expenses	37,605	16.9	35,721	17.7	1,884	5.3	47,208	17.6
Operating income	9,633	4.4	13,998	6.9	(4,365)	(31.2)	18,104	6.7
Other income	1,171	0.5	1,019	0.5	152	14.9	1,289	0.5
Interest income	100		84		15		111	
Dividends income	36		26		10		26	
Equity income of affiliates	4		1		3		3	
Others	1,029		906		123		1,147	
Other expenses	3,969	1.8	3,752	1.8	216	5.8	5,594	2.1
Interest expenses	2,388		2,490		(101)		3,213	
Foreign currency exchange loss	643		346		296		771	
Others	936		915		21		1,609	
Ordinary income	6,835	3.1	11,265	5.6	(4,429)	(39.3)	13,800	5.1
Extraordinary income	383	0.1	427	0.2	(43)	(10.3)	1,732	0.6
Revised loss on liquidation of affiliates in the previous the fiscal year	—		325		(325)		325	
Gain on sales of fixed assets	280		66		214		83	
Gain on sales of investments securities	—		35		(35)		881	
Reversal of allowance for doubtful receivables	102		—		102		—	
Reversal of reserve for liquidation of the business of switching power supplies, inductors and transformers, etc.	—		—		—		441	
Extraordinary loss	1,382	0.6	1,803	0.9	(420)	(23.3)	2,573	0.9
Loss on sales of fixed assets	34		90		(55)		105	
Loss on disposal of fixed assets	343		504		(160)		642	
Loss on sales of investment securities	0		—		0		—	
Loss on revaluation of investments securities	29		—		29		—	
Loss on liquidation of affiliates	210		—		210		—	
Loss for after-care of products	264		—		264		476	
Retirement benefits expense	457		470		(12)		610	
Special severance payment	—		307		(307)		307	
Retirement benefits to directors and corporate auditors	42		431		(388)		431	
Income before income taxes and minority interests	5,836	2.6	9,889	4.9	(4,052)	(41.0)	12,958	4.8
Income taxes								
Current (including enterprise tax)	4,038		3,260		777		4,411	
Adjustment of income taxes	1,555		2,433		(877)		2,798	
Total income taxes	5,593	2.5	5,693	2.8	(99)	(1.8)	7,210	2.7
Minority interests in earnings of consolidated subsidiaries	(2,427)	(1.1)	(153)	(0.0)	(2,274)	—	(271)	(0.1)
Net income	2,670	1.2	4,348	2.1	(1,678)	(38.6)	6,019	2.2

(3) Consolidated Statements of Retained Surplus

	3rd Quarter ended December 31,2004	3rd Quarter ended December 31,2003	Increase or (decrease) (2004−2003)	Year ended March 31,2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of period	94,756	94,756	−	94,756
Additional paid-in capital at end of period	94,756	94,756	−	94,756
RETAINED EARNINGS				
Retained earnings at beginning of period	2,755	(454)	3,209	(454)
Increase of retained earnings	2,670	4,348	(1,678)	6,019
Net income	2,670	4,348	(1,678)	6,019
Decrease of retained earnings	0	16	(15)	2,809
Decrease of retained earnings for decrease of consolidated subsidiaries	−	16	(16)	16
Cash dividends	−	−	−	2,793
Loss on disposal of treasury stock	0	−	0	0
Retained earnings at end of period	5,425	3,878	1,547	2,755

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	3rd Quarter ended Dec.31,2004	3rd Quarter ended Dec.31,2003	Increase or (decrease) 2004-2003	Year ended March 31,2004
1.Cash Flows from Operating Activities:				
Income before income taxes and minority interests	5,836	9,889	(4,052)	12,958
Depreciation and amortization	17,021	16,405	615	21,705
Amortization of consolidation adjustments	811	770	40	1,023
Equity income of affiliates	(4)	(1)	(3)	(3)
Interest and dividend income	(137)	(111)	(25)	(138)
Interest expense	2,388	2,490	(101)	3,213
(Gain) loss on sales of fixed assets	(246)	23	(269)	22
Loss on disposal of fixed assets	343	504	(160)	642
Increase (decrease) in reserve for losses on after-care of products.	(210)	(182)	(28)	227
(Gain) loss on sales of investments securities	0	(35)	35	(881)
Loss on revaluation of investments securities	29	—	29	—
Increase in notes and accounts receivable	(2,985)	(8,391)	5,405	(7,734)
Increase in inventories	(3,351)	(5,557)	2,205	(1,883)
Increase (decrease) in notes and accounts payable	6,119	4,485	1,634	(386)
Decrease of allowance for doubtful receivables	(213)	(365)	151	(365)
Decrease in accrued bonuses	(1,461)	(1,754)	292	(30)
Decrease in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc	—	(1,178)	1,178	(3,144)
Decrease of reserve for environmental preservation expenses	(89)	(51)	(37)	(139)
Increase (decrease) in retirement allowance	(58)	647	(705)	559
Increase of allowance for retirement benefits to executive officers	20	14	5	22
Other	1,857	531	1,326	3,078
Sub-total	25,669	18,133	7,536	28,745
Interest and dividends received	99	109	(10)	176
Interest paid	(2,084)	(2,149)	65	(3,197)
Income tax paid	(2,985)	(3,564)	578	(4,009)
Net cash provided by operating activities	20,699	12,529	8,169	21,714
2.Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(18,340)	(13,206)	(5,134)	(18,825)
Proceeds from sales of tangible fixed assets	1,345	1,504	(159)	2,372
Purchase of intangible fixed assets	(3,011)	—	(3,011)	—
Purchase of investment in securities	(37)	(0)	(37)	(1,999)
Proceeds from sales of investment in securities	3	55	(52)	2,544
Payments for purchase of investment in subsidiaries	(53)	—	(53)	—
Proceeds from sales of share in subsidiaries	—	385	(385)	385
Long term loans receivables	(67)	(143)	76	(156)
Recovery of long term loans receivables	162	207	(45)	218
Other	81	707	(626)	529
Net cash used in investing activities	(19,917)	(10,489)	(9,428)	(14,932)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(4,559)	(1,225)	(3,334)	6,248
Increase (decrease) in the amount in commercial paper	(4,000)	3,000	(7,000)	1,000
Long term loans payable	473	1,633	(1,159)	1,633
Repayment of long term loans payable	(2,334)	(2,384)	49	(2,513)
Earnings from issuance of bonds	10,000	10,000	—	10,000
Loss on redemption of bonds	—	(10,000)	10,000	(10,000)
Purchase of treasury stock	(7)	(7)	0	(9)
Cash dividends paid	(2,793)	(2,793)	0	(2,793)
Cash dividends paid to minority shareholders	—	(27)	27	(27)
Paid-in capital from minority shareholders	—	905	(905)	905
Other	(43)	(58)	14	(52)
Net cash used in financing activities	(3,265)	(958)	(2,306)	4,391
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	153	(433)	587	(570)
5.Net Increase (decrease) in Cash and Cash Equivalents	(2,330)	647	(2,978)	10,603
6.Cash and Cash Equivalents at Beginning of Period	24,780	14,177	10,603	14,177
7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	1,596	—	1,596	—
8.Cash and Cash Equivalents at End of Period	24,045	14,824	9,221	24,780

3. Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2005 3rd Quarter (April 1, 2004 through December 31, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	86,277	135,654	221,931	−	221,931
(2) Sales to other segment	1,531	8	1,539	(1,539)	−
Total	87,808	135,662	223,470	(1,539)	221,931
Operating expense	71,378	142,459	213,837	(1,539)	212,297
Operating income (loss)	16,430	(6,796)	9,633	−	9,633
2. Assets, depreciation and capital expenditure					
Assets	185,081	224,017	409,098	(72,534)	336,564
Depreciation	7,841	9,179	17,021	−	17,021
Capital expenditure	7,168	22,221	29,389	−	29,389

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 3rd Quarter (April 1, 2003 through December 31, 2003)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	83,099	119,370	202,469	−	202,469
(2) Sales to other segment	1,668	13	1,682	(1,682)	−
Total	84,767	119,383	204,151	(1,682)	202,469
Operating expense	70,554	119,598	190,153	(1,682)	188,471
Operating income (loss)	14,213	(214)	13,998	−	13,998
2. Assets, depreciation and capital expenditure					
Assets	181,904	204,684	386,589	(72,710)	313,878
Depreciation	8,132	8,273	16,405	−	16,405
Capital expenditure	2,724	10,702	13,427	−	13,427

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Transformers, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	111,692	156,881	268,574	—	268,574
(2) Sales to other segment	2,191	15	2,206	(2,206)	—
Total	113,884	156,896	270,781	(2,206)	268,574
Operating expense	94,379	158,296	252,676	(2,206)	250,469
Operating income (loss)	19,505	(1,400)	18,104	—	18,104
2. Assets, depreciation and capital expenditure					
Assets	189,741	196,918	386,660	(71,744)	314,915
Depreciation	10,811	10,894	21,705	—	21,705
Capital expenditure	4,168	14,929	19,097	—	19,097

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Transformers, Back lights, Switching power supplies, Inductor, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2005 3rd Quarter (April 1, 2004 through December 31, 2004)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	56,853	104,527	39,442	21,107	221,931	–	221,931
(2) Sales to other segment	125,644	118,455	1,080	793	245,974	(245,974)	–
Total	182,498	222,983	40,523	21,900	467,905	(245,974)	221,931
Operating expense	181,621	218,409	37,034	21,207	458,272	(245,974)	212,297
Operating income	876	4,574	3,488	693	9,633	–	9,633
2. Assets	152,407	244,254	31,530	22,643	450,835	(114,271)	336,564

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North America............................United States

Europe...United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 3rd Quarter (April 1, 2003 through December 31, 2003)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	50,467	93,008	36,704	22,289	202,469	–	202,469
(2) Sales to other segment	106,053	95,621	2,212	1,056	204,943	(204,943)	–
Total	156,521	188,629	38,916	23,345	407,413	(204,943)	202,469
Operating expense	153,073	179,622	37,933	22,786	393,414	(204,943)	188,471
Operating income	3,448	9,007	983	559	13,998	–	13,998
2. Assets	164,785	204,389	31,624	21,036	421,836	(107,957)	313,878

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	68,760	121,071	48,726	30,015	268,574	−	268,574
(2) Sales to other segment	138,157	125,129	2,858	1,387	267,533	(267,533)	−
Total	206,917	246,201	51,584	31,403	536,107	(267,533)	268,574
Operating expense	202,034	235,437	49,500	31,029	518,002	(267,533)	250,469
Operating income	4,883	10,763	2,084	374	18,104	−	18,104
2. Assets	166,277	201,193	29,172	20,075	416,719	(101,803)	314,915

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(3) Overseas sales

(Amount: millions of yen)

	FY2005 3rd Quarter (April 1, 2004 through December 31, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,208	35,176	22,104	163,489
2. Total sales				221,931
3. Overseas sales on total sales	47.9%	15.8%	10.0%	73.7%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 3rd Quarter (April 1, 2003 through December 31, 2003)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	93,367	34,621	24,012	152,001
2. Total sales				202,469
3. Overseas sales on total sales	46.1%	17.1%	11.9%	75.1%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1, 2003 through March 31, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	121,597	45,336	32,238	199,172
2. Total sales				268,574
3. Overseas sales on total sales	45.3%	16.9%	12.0%	74.2%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable Securities

(1) Other marketable securities (Amount: millions of yen)

Classification	FY2005 (3rd Quarter)			FY2004 (3rd Quarter)			FY2004 (Annual)		
	Book value	Market price	Gain or (Loss)	Book value	Market Price	Gain or (Loss)	Book value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value									
Stock	3,105	5,995	2,890	2,678	5,272	2,593	3,071	5,772	2,701
Total	3,105	5,995	2,890	2,678	5,272	2,593	3,071	5,772	2,701

(2) Main securities without market value (Amount: millions of yen)

Classification	FY2005 (3rd Quarter)	FY2004 (3rd Quarter)	FY2004 (Annual)
Other marketable securities	1,065	1,094	1,094
Total	1,065	1,094	1,094

(Note) Non-listed stock (except for stock at over the counter)

5. Amounts of Production, Orders Received, Sales

(1) Production

(Amount: millions of yen)

Business segments	FY2005 (3rd Quarter)	FY2004 (3rd Quarter)	FY2004 (Annual)
Machined components business	88,747	87,735	114,794
Electronic devices and components business	134,162	123,017	154,422
Total	222,909	210,752	269,216

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	FY2005 (3rd Quarter)		FY2004 (3rd Quarter)		FY2004 (Annual)	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	88,993	37,390	83,364	33,490	113,141	34,674
Electronic devices and components business	136,757	23,553	121,270	23,969	157,262	22,450
Total	225,750	60,943	204,634	57,459	270,404	57,124

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	FY2005 (3rd Quarter)	FY2004 (3rd Quarter)	FY2004 (Annual)
Machined components business	86,277	83,099	111,692
Electronic devices and components business	135,654	119,370	156,881
Total	221,931	202,469	268,574

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

February 3, 2005
Minebea Co., Ltd.

Supplementary Financial Data
for the Third Quarter of Fiscal Year ending March 31, 2005

1. Consolidated Results of Operations

	Fiscal year ended Mar. 04					FY ending Mar. 05			%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Net sales	66,489	67,252	68,728	66,105	268,574	71,324	75,427	75,180	-0.3%	+9.4%
Operating income	4,259	5,208	4,531	4,106	18,104	2,802	2,666	4,165	+56.2%	-8.1%
Ordinary income	3,285	4,273	3,707	2,535	13,800	1,982	1,903	2,950	+55.0%	-20.4%
Income before income taxes	2,177	4,122	3,590	3,069	12,958	1,937	1,454	2,445	+68.2%	-31.9%
Net income	421	2,305	1,622	1,671	6,019	208	887	1,575	+77.6%	-2.9%
Net income per share (yen)	1.06	5.77	4.07	4.18	15.08	0.52	2.22	3.95	+77.9%	-2.9%

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 04					FY ending Mar. 05			%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Machined components	28,606	27,059	27,434	28,593	111,692	28,256	29,094	28,927	-0.6%	+5.4%
Bearing related products	23,959	23,169	23,324	24,152	94,604	24,247	24,906	24,491	-1.7%	+5.0%
Other machined components	4,646	3,892	4,109	4,442	17,089	4,009	4,188	4,436	+5.9%	+8.0%
Electronic devices and components	37,883	40,193	41,294	37,511	156,881	43,067	46,333	46,254	-0.2%	+12.0%
Rotary components	21,458	22,184	22,209	20,890	86,741	26,852	27,209	27,350	+0.5%	+23.1%
Other electronic devices	16,424	18,011	19,084	16,622	70,141	16,216	19,124	18,903	-1.2%	-0.9%
Total sales	66,489	67,252	68,728	66,105	268,574	71,324	75,427	75,180	-0.3%	+9.4%
Machined components	4,908	4,270	5,035	5,292	19,505	5,082	5,396	5,952	+10.3%	+18.2%
Electronic devices and components	-648	937	-503	-1,186	-1,400	-2,279	-2,731	-1,786	-	-
Total operating income	4,259	5,208	4,531	4,106	18,104	2,802	2,666	4,165	+56.2%	-8.1%

*1 3Q % change Q/Q: 3Q in comparison with 2Q.
*2 3Q % change Y/Y: 3Q in comparison with 3Q of the previous fiscal year.

3. Capital Expenditure, Depreciation, Research and Development Costs

	Fiscal year ended Mar. 04					FY ending Mar. 05		
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q
Capital expenditure	5,074	4,810	3,322	5,619	18,825	*4,988	*6,341	7,011
Depreciation (Including intangible fixed assets)	5,476	5,577	5,352	5,300	21,705	5,572	5,800	5,649
Research and development costs	2,468	2,400	2,313	2,458	9,639	2,551	2,455	2,535

* Does not include 8,018 million yen in tangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

4. Exchange Rates

		Fiscal year ended Mar. 04					FY ending Mar. 05		
	(Yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q
US$	PL	119.38	119.05	109.83	107.61	113.97	108.71	110.14	106.80
	BS	119.80	111.25	107.13	105.69	105.69	108.43	111.05	104.21
EURO	PL	134.58	133.69	128.70	133.95	132.73	131.75	132.88	136.43
	BS	136.92	129.19	133.74	128.88	128.88	131.06	137.04	141.61
S'PORE$	PL	67.99	67.73	63.44	63.15	65.58	64.12	64.15	64.14
	BS	68.12	64.37	62.94	62.91	62.91	63.21	65.69	63.55
THAI BAHT	PL	2.81	2.85	2.75	2.73	2.79	2.71	2.66	2.62
	BS	2.84	2.78	2.71	2.67	2.67	2.65	2.67	2.67
RMB	PL	14.41	14.39	13.28	12.99	13.77	13.14	13.30	12.89
	BS	14.46	13.50	12.94	12.79	12.79	13.08	13.41	12.53